02052096

RECD S.E.C.

SEP 3 - 2002

1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

Hemosol Inc.

(Translation of registrant's name into English)

2585 Meadowpine Boulevard, Mississauga, Ontario, L5N 8H9, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ___ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No ✓

The following is included in this Report on Form 6-K:

1. Second Quarter – Interim Report Three and Six Months Ended June 30, 2002.

Second Quarter

Interim Report
Three and Six Months Ended June 30, 2002

HEMOSOL INC.

dear shareholders,

During the second quarter, we took decisive action to focus our available financial resources on delivering results from our ongoing clinical programs while we continued to proceed with our regulatory plans in the U.S. and Europe. These efforts were further supported during the quarter by a $22 million equity financing and a corporate wide cost cutting initiative designed to reduce the Company's burn rate.

In June of this year, Hemosol implemented a cost savings plan reducing its average monthly burn-rate by approximately $2 million to an average monthly burn-rate of approximately $3 million. In addition, we took proactive steps to restructure our available credit facilities. Subsequent to the end of the quarter Hemosol terminated its $12.5 million subordinated debt facility and remains debt free. We are currently in discussions with a third party to replace our senior debt facility with one containing less restrictive provisions.

As a result of these restructuring initiatives, we have extended our cash resources past the point where we expect to have clinical data to report. Our entire team remains steadfast in its belief in HEMOLINK™ [hemoglobin raffimer] and is committed to the ultimate success of Hemosol.

The clinical development program for HEMOLINK continues to progress. Study HLK 213, which involves the use of HEMOLINK in primary coronary artery bypass grafting (CABG) surgery, is actively enrolling patients and additional resources have been directed to support the timely completion of this study. Enrolment has improved and we continue to expect to report data in the fourth quarter of 2002.

Since study HLK 213 remains our highest clinical priority, HLK 214, a similar CABG study involving patients undergoing a repeat or "re-do" procedure, is progressing at a slower pace, and we will provide a projected completion date once enrolment for HLK 213 has been completed. We expect to provide further updates on all of our clinical and regulatory programs in the fall.

During the quarter, we continued with the construction of our $90 million, state-of-the-art, Meadowpine facility, which will be completed in September of this year, on budget and on time. Immediately following final construction, commissioning will be completed and the validation process will begin. In addition, our Skyway facility remains available for inspection by regulatory authorities during regular production as required. Currently, we have sufficient clinical trial material to complete all ongoing studies and additional inventory can be produced if necessary.

I would like to state clearly that the entire Hemosol team is committed to HEMOLINK and moving its development forward. Approval for a revolutionary product with a sizeable international market opportunity has not, and will not come easily. Hemosol has a firm foundation of investment in the development of HEMOLINK, having invested in excess of $300 million to date. This puts the majority of investment required to get HEMOLINK to market behind us, not ahead of us. The Company is uniquely positioned in that HEMOLINK has reached late-stage clinical development and has built the industrial infrastructure necessary to achieve profitability.

I would like to thank all of our dedicated shareholders and employees for their continued support and belief that we will ultimately see our life sustaining oxygen therapeutic products making a difference in people's lives around the world.

Yours truly,

John W. Kennedy
President & Chief Executive Officer
August 27, 2002

The following information should be read in conjunction with the unaudited Consolidated Financial Statements and Notes included in this Quarterly Report and can also be read in conjunction with the audited Consolidated Financial Statements and Notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Corporation's 2001 Annual Report. Note: all figures discussed in this section are stated in Canadian dollars.

OVERVIEW

Hemosol has completed a pivotal Phase III clinical trial of HEMOLINK™ (hemoglobin raffimer), its lead product, in Canada and the United Kingdom (U.K.). Based on the results of this trial, Hemosol sought regulatory approval to market HEMOLINK in Canada for use in scheduled surgery, such as coronary artery bypass grafting, and was granted priority review status. Hemosol was advised in March 2002 that HEMOLINK has not been cleared by Health Canada for marketing in Canada. Hemosol is also seeking regulatory approval in the U.K. where authorities have responded with initial comments on Hemosol's application. In order to respond to the comments of the U.K. authorities, the Company will require additional data to be generated from its ongoing clinical trial program. Provided that the comments of the U.K authorities can be satisfactorily addressed, Hemosol intends to follow the Mutual Recognition Procedure registration route for HEMOLINK in the rest of Europe.

In support of U.S. registration, Hemosol is currently conducting two Phase II clinical trials for the use of HEMOLINK in primary and "re-do" (repeat) coronary artery bypass grafting ("CABG") surgery. In April 2002, the Company received clearance from Health Canada for the inclusion of Canadian sites in the primary and "re-do" CABG surgery trials which have already been cleared by the U.S., and U.K. regulatory authorities. The Company also intends to initiate a third Phase II trial designed to avoid or reduce the need for donor blood in a number of orthopedic surgery settings. Upon completion of the necessary Phase II studies, Hemosol plans to review the data with the U.S. Food and Drug Administration (FDA) and to design a Phase III study that is expected to be pivotal for U.S. registration. The Company has also received clearance from the FDA to begin a Phase II clinical trial of HEMOLINK as a treatment for chemotherapy-induced anemia.

As the Company is in its pre-commercial stage of development, it has been dependant primarily upon equity financing to fund operations. On April 18, 2002, the Company realized gross proceeds of $22,050,000 resulting from a Bought Deal agreement with a syndicate of underwriters.

Under the terms of the public offering, the underwriters purchased 4,900,000 units of the Company at a price of $4.50 per Unit. Each Unit consists of one common share of the Company plus one-half of one common share purchase warrant. Each purchase warrant is exercisable into one common share at a price of $5.50 per common share for a period of one year. The warrants are subject to redemption by the Company at nominal consideration commencing six months after closing if the common share price is greater than $8.00 for 20 consecutive trading days.

In November 2000, Hemosol entered into a $35 million senior credit facility with National Bank of Canada and The Bank of Nova Scotia. In order to accommodate the extension of time lines for regulatory approval of HEMOLINK resulting from last year's revisions to the clinical program, the credit facility was amended in April, 2002. The Company has not drawn down on this facility to date. Hemosol is in discussions with a third party to replace this facility with a fully secured facility containing less restrictive terms and covenants. If the Company terminates its existing senior credit facility, it will realize a non-cash expense of approximately $3.2 million in the third quarter related to the write off of deferred financing charges.

In December 2000, Hemosol entered into a $12.5 million subordinate credit facility with The Manufacturers Life Insurance Company ("Manulife") to fund a portion of the construction costs for the new manufacturing facility. On August 9, 2002, the Company terminated this facility resulting in a $3.1 million write off of deferred charges in the quarter, of which $2.1 million related to the valuation of warrants at the time of issuance.

The construction and commissioning of Hemosol's new manufacturing facility and corporate headquarters in Mississauga, Ontario is proceeding on schedule. On December 15, 2001, Hemosol moved its offices and laboratories to this location. Installation of process equipment is expected to be finished in the third quarter of 2002 with validation of this 300,000 unit facility to be completed sometime in 2003 depending on the availability of sufficient cash resources. The site has further potential for expanding production capacity to 600,000 units per year. Hemosol expects that the total cost of construction, commissioning and validating this facility will be approximately $90 million, of which Hemosol had spent approximately $68.9 million as of June 30, 2002.

RESULTS OF OPERATIONS QUARTER ENDED JUNE 30, 2002

Hemosol's operating expenses consist of research and development expenses, administrative and support services expenses, and marketing and business development expenses. Research and development expenses are comprised of scientific and process development expenses and regulatory and clinical expenses. Scientific and process development expenses include expenses incurred in connection with basic and applied research, including all pre-clinical trial activity, the optimization of the Company's manufacturing process and the costs of producing HEMOLINK for clinical trials.

Administrative expenses are comprised of executive management and administrative costs, including all costs related to being a public registrant and human resources development costs. Beginning this year support services includes the cost of information technology, security, materials management, purchasing and U.S. operational support. Support services have been segregated on the Statement of Loss and Deficit due to the significant cost increase in relation to the growth of the business.

Total operating expenses for the second quarter ended June 30, 2002 increased to $15.5 million from $11.1 million for the second quarter ended June 30, 2001. Increased expenses in the quarter included costs of $645,000 related to staff reductions. The Company also incurred increased costs in market development and in its clinical and regulatory programs. The increased market development expenses are related to sponsorship of medical conference symposia, education material, hiring of Medical Science Liaisons and related travel costs. The increase in clinical and regulatory costs are a result of additional clinical grant payments, Clinical Research Organization (CRO) costs, data management fees, hiring of in-house Clinical Research Associates to replace external CRO costs and increased travel costs related to the ongoing trials. The increase in Administration expenses in the quarter resulted from the staff reduction charges. Clinical and regulatory expenses will increase as patient enrolment in the Company's ongoing trials accelerates. All other expenses are expected to decrease as a result of the Company's expense reduction measures.

For the first six months, operating expenses rose $5.8 million to $27.1 million over the prior year corresponding period.

INTEREST INCOME

Interest income in the second quarter was $259,000 versus $1.2 million in the corresponding prior period and $477,000 for the six months year to date as compared to $2.0 million in the prior year corresponding period. The decrease in interest income is due to lower balances in cash and cash equivalents and lower interest rates.

DEFERRED CHARGES AND FOREIGN CURRENCY TRANSLATION LOSSES

During the quarter the Company wrote off $3.1 million in non-cash charges related to the termination of its subordinated debt facility (the Manulife facility), of which $2.1 million related to the valuation of warrants at the time of issuance.

The Company also realized a non-cash foreign exchange translation loss related to cash and cash equivalents on hand denominated in U.S. dollars and a strengthening of the Canadian dollar in the quarter. Most of this loss had reversed itself in July 2002 as the Canadian dollar weakened in relation to the U.S. dollar. The prior year quarter included a similar loss of $4.1 million.

The year to date non-cash loss related to unrealized foreign exchange losses was $1.4 million compared to $1.6 million in the corresponding prior year period.

NET LOSSES

Net losses for the quarter were $19.9 million or ($0.47) per share compared to $14.0 million or ($0.35) per share in the prior year quarter bringing net losses for the first six months to $31.7 million ($0.75 per share) versus $21.0 million ($0.56 per share) in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2002, the Company had approximately $39.9 million of cash and cash equivalents and short-term investments as compared to $69.8 million at December 31, 2001. The Company anticipates operating and capital expenditures through the end of 2002 to be approximately $37 million. Assuming the Company is successful in negotiating a replacement credit facility, it is expected to provide approximately $20 million in additional cash resources. Hemosol is also pursuing other financing alternatives. However, the Company's ability to continue as a going concern is dependent upon its ability to obtain additional financing and there is no assurance that the Company will be able to conclude satisfactory financing arrangements.

CAPITAL EXPENDITURES

Capital expenditures during the quarter totalled $13.5 million of which $12.6 million related to the new facility and $900,000 related to information technology and research and development equipment. This brings total capital assets net of depreciation to $80.8 million of which $70.0 million relates to the new facility (including $8.1 million in accounts payable). During the next six months, the Company expects to spend $19.0 million to complete construction and commissioning of the new facility. Final validation of the facility will occur in 2003 subject to the availability of resources.

CHANGE IN ACCOUNTING POLICY

The Company has adopted the recommendations for Stock Based Compensation and Other Stock Based Payments issued by The Canadian Institute of Chartered Accountants. The adoption of the new recommendation did not impact the financial statements in the period.

RISKS AND UNCERTAINTIES

Hemosol's products are in development and have not yet been marketed commercially. The business of the Company entails significant risks, including: the costs and time involved to obtain required regulatory approvals; the uncertainties involved in clinical testing; the availability of capital to continue development and commercialization of its products; and competition from other biopharmaceutical companies.

The Company is also subject to the risks and uncertainties described in its Annual Report for fiscal 2001.

OUTLOOK

As a result of actions taken in June 2002 to reduce expenditures, Hemosol expects operating expenses to decrease from approximately $5 million per month to approximately $3 million per month, although monthly spending will vary depending on the number of patients treated in its clinical trials.

FORWARD LOOKING STATEMENTS

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting regulatory approvals, acceptance and demand for new biopharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks. Many risks and uncertainties are inherent in the biopharmaceutical industry; others are more specific to our business. Many of the significant risks related to our business are described in our Form 20-F filing with the SEC.

Hemosol Inc.
(A Development Stage Company)
Incorporated under the laws of Ontario

consolidated balance sheets

(See Note 1-Basis of Presentation)

(THOUSANDS OF CANADIAN DOLLARS)	June 30, 2002 unaudited	December 31, 2001 audited
ASSETS		
CURRENT		
Cash and cash equivalents	39,893	2,785
Short-term investments	-	67,052
Amounts receivable and other assets	5,551	3,156
Inventory and supplies	2,158	1,731
TOTAL CURRENT ASSETS	47,602	74,724
OTHER		
Capital assets, net	80,753	60,899
Patents and trademarks, net	1,997	1,964
Deferred charges, net	3,209	6,830
TOTAL OTHER ASSETS	85,959	69,693
	133,561	144,417
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT		
Accounts payable and accrued liabilities	13,606	13,605
TOTAL CURRENT LIABILITIES	13,606	13,605
SHAREHOLDERS' EQUITY		
Share capital	328,959	306,135
Contributed surplus	8,535	8,535
Deficit	(217,539)	(183,858)
TOTAL SHAREHOLDERS' EQUITY	119,955	130,812
	133,561	144,417

See accompanying notes

On behalf of the Board:

MITCHELL J. KOSTUCH
Director

JOHN W. KENNEDY
Director

- Hemosol Inc.
- (A Development Stage Company)

consolidated statements of loss and deficit

unaudited

(THOUSANDS OF CANADIAN DOLLARS, EXCEPT FOR SHARE DATA)	THREE MONTH PERIOD ENDED		SIX MONTH PERIOD ENDED	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
EXPENSES				
Research and development				
Scientific and process	5,370	5,681	9,547	9,582
Regulatory and clinical	5,380	3,242	8,631	6,572
Total research and development	10,750	8,923	18,178	16,154
Administration	1,877	1,079	3,651	2,525
Marketing and business development	2,298	941	4,003	2,180
Support services	551	168	1,261	386
	15,476	11,111	27,093	21,245
Loss from operations	(15,476)	(11,111)	(27,093)	(21,245)
Amortization of deferred charges	(202)	-	(562)	-
Write off of deferred charges	(3,072)	-	(3,072)	-
Interest income	259	1,249	477	1,966
Foreign currency translation loss	(1,432)	(4,130)	(1,422)	(1,586)
Loss before income taxes	(19,923)	(13,992)	(31,672)	(20,865)
Provision for income taxes	-	(50)	-	(99)
NET LOSS FOR THE PERIOD	(19,923)	(14,042)	(31,672)	(20,964)
Deficit, beginning of period	(195,607)	(152,037)	(183,858)	(136,388)
Share issue costs	(2,009)	(166)	(2,009)	(8,893)
DEFICIT, END OF PERIOD	(217,539)	(166,245)	(217,539)	(166,245)
BASIC AND DILUTED LOSS PER COMMON SHARE	(0.47)	(0.35)	(0.75)	(0.56)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING [000's]	41,962	40,593	41,955	37,505

Hemosol Inc.
(A Development Stage Company)

consolidated statements of cash flows

unaudited

(THOUSANDS OF CANADIAN DOLLARS)	THREE MONTH PERIOD ENDED		SIX MONTH PERIOD ENDED	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
OPERATING ACTIVITIES				
Net loss for the period	(19,923)	(14,042)	(31,672)	(20,964)
Add (deduct) items not requiring an outlay of cash	-	-	-	-
Foreign currency translation loss	1,432	4,130	1,422	1,586
Amortization of deferred charges	202	-	562	-
Write off of deferred charges	3,072	-	3,072	-
Amortization of capital assets patents and trademarks	731	493	1,269	963
	(14,486)	(9,419)	(25,347)	(18,415)
Net change in non-cash working capital balances related to operations	(1,902)	(5,606)	(10,893)	(3,550)
CASH USED IN OPERATING ACTIVITIES	(16,388)	(15,025)	(36,240)	(21,965)
INVESTING ACTIVITIES				
Patent and trademark costs	(48)	-	(80)	(62)
Purchase of capital assets	(8,797)	(3,959)	(13,017)	(13,685)
Sale of short-term investments	-	-	67,052	-
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(8,845)	(3,959)	53,955	(13,747)
FINANCING ACTIVITIES				
Proceeds on issuance of common shares	22,766	720	22,824	110,562
Proceeds on sales of transferable option	-	-	-	(1)
Deferred charges	-	-	-	500
Share issue costs	(2,009)	(166)	(2,009)	(8,893)
CASH PROVIDED BY FINANCING ACTIVITIES	20,757	554	20,815	102,168
Net increase (decrease) in cash and cash equivalents	(4,476)	(18,430)	38,530	66,456
Effect of exchange rate changes on cash and cash equivalents	(1,432)	(4,130)	(1,422)	(1,586)
Cash and cash equivalents, beginning of period	45,801	129,309	2,785	41,879
CASH AND CASH EQUIVALENTS, END OF PERIOD	39,893	106,749	39,893	106,749

For the six month period ended June 30, 2002
THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA

1. SIGNIFICANT ACCOUNTING POLICIES

These unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and applied on a consistent basis. These unaudited, condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2001 included in the Corporation's Annual Report. These statements follow the same accounting policies and methods as the most recent annual financial statements, in addition to the following:

BASIS OF PRESENTATION

These consolidated financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

The Company, in its development stage, has incurred cumulative net losses since inception, including a net loss of $31,672 in the first six months of 2002, and has an accumulated deficit of $217,539. The Company anticipates that it will need to raise additional funds to meet its cash flow requirements over the short term.

Currently, the Company is in negotiations with strategic investors and financial institutions to obtain additional financing in several different forms. Although there is no guarantee that satisfactory terms and conditions can be negotiated, the Company believes that it will successfully conclude one or more of these transactions and as a result will be able to meet its short-term cash flow requirements.

The Company's ability to continue as a going concern is dependent upon its ability to secure additional financing which at the present time cannot be assured.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

STOCK-BASED COMPENSATION

On January 1, 2002, the Company adopted the recommendations in Handbook Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments, issued by The Canadian Institute of Chartered Accountants.

The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact the financial statements.

Stock options and warrants awarded to non-employees are accounted for using the fair value method. No compensation expense for stock options granted to employees is recognized, however pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method. Consideration paid on the exercise of stock options and warrants is credited to share capital.

2. SHARE CAPITAL AND CONTRIBUTED SURPLUS

On April 9, 2002, the Company entered into an amending agreement ("Amended Facility") with the National Bank of Canada and the Bank of Nova Scotia under which the parties made amendments to the original $35 million senior credit facility. In connection with the finalization of the Amended Facility, the Company cancelled 85,000 common share purchase warrants at an exercise price of $18.00 per share previously issued in connection with the Original Facility, and issued 105,000 common share purchase warrants at an exercise price of $6.31 per share which are exercisable at any time until their expiry date on April 9, 2007. To date, none of these warrants have been exercised.

On April 18, 2002, the Company issued 4,900,000 common shares and 2,450,000 common share purchase warrants for gross of $22,050,000. Each warrant entitles the holder to purchase one common share at a price of $5.50 per common share at any time until their expiry date on April 18, 2003. The warrants are subject to redemption by the Company at nominal consideration commencing six months after closing if the common shares price is greater than $8.00 for 20 consecutive trading trades. To date, none of these warrants have been exercised.

3. EMPLOYEE STOCK OPTIONS

The Company does not recognize compensation expense for stock options granted to employees. The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees had been determined based on the fair value method. The table includes all stock options granted by the Company, including those granted prior to the date of adoption of Section 3870.

	Three Month Period Ended June 30, 2002 $	Six Month Period Ended June 30, 2002 $
Net loss as reported	(19,923)	(31,672)
Estimated stock-based compensation costs	(439)	(1,291)
Pro forma net loss	(20,362)	(32,963)
Pro forma basic and diluted loss per common share	(0.48)	(0.78)

The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the three and six month period ended June 30, 2002: risk free interest rate of 4%, expected dividend yield of nil, expected volatility of 0.655 and expected option life of 5 years. The weighted-average fair value of the options granted during the three and six months ended June 30, 2002 is $2.32 and $2.63, respectively. Additional disclosure relating to stock-based compensation is provided in the Company's financial statements as at and for the year ended December 31, 2001.

The Black-Scholes model, used by the Company to calculate option values, as well as other accepted option valuation models, were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

4. SUBSEQUENT EVENTS

$12.5 MILLION SUBORDINATE CREDIT FACILITY

On December 14, 2000, the Company entered into a $12.5 million subordinate credit facility with the Manufacturers Life Insurance Company (the "subordinate lender") consisting of a non-revolving construction loan which may be converted by the Company or the lenders into a term loan.

The Company has not drawn down on the subordinate credit facility.

On August 9, 2002, the Company terminated all of its obligations under the subordinate credit agreement.

During the period, the Company eliminated deferred debt issue costs related to the termination of the Company's subordinated credit facility in the amount of $3,072, of which $2,100 related to the valuation of warrants at the time of issuance.

5. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2002 consolidated financial statements.

board of directors

Edward K. Rygiel
Chairman, Hemosol Inc. and
President and Chief Executive
Officer, MDS Capital Corp.

George W. Masters
Vice Chairman, Hemosol Inc. &
Chairman, Biocatalyst Yorkton Inc.

John W. Kennedy
President and Chief Executive
Officer, Hemosol Inc.

Mitchell J. Kostuch
President
SB Capital Corporation Ltd.

R. Ian Lennox
President & Chief
Executive Officer
MDS Drug Discovery &
Development Sector

Wilfred G. Lewitt
Chairman
MDS Inc.

Robert H. Painter, Ph.D.
F.R.S.C. (U.K.) C. Chem.
Professor Emeritus, University of
Toronto, Departments of
Biochemistry and Immunology

C. Robert Valeri, M.D.
Director, Naval Blood Research
Laboratory, Boston University

Nelson M. Sims
Former President
Eli Lilly Canada, Inc.

the management team

John W. Kennedy, B.Sc., M.Sc.
President & Chief
Executive Officer

Lee Hartwell, B.A., C.A.
Chief Financial Officer & Vice
President, Corporate Development

Dirk Alkema, B.Sc., Ph.D.
Vice President, Operations

David N. Bell, M.Sc., Ph.D.
Vice President
Drug Development & Research

Michael Mathews, B.Sc.
Vice President, U.S. Operations

Lee Ann Malcolm, B.Sc.
Vice President, Marketing

Jacquelyn A. Saad, B.A.
C.H.R.P., Vice President
Organizational Development

Michael J. Shannon, M.A., M.Sc. M.D.
Vice President, Medical Sciences

William Neeson, B.Sc., M.Sc.
Vice President
Clinical Development

Jan Sedgeworth, Ph.D.
Vice President
Regulatory Affairs

STOCK LISTING

Toronto Stock Exchange Symbol HML
Nasdaq National Market Symbol HMSL

TRANSFER AGENT

Computershare Trust Company of Canada
Stock & Bond Transfer Department
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

For change of address, lost stock certificates and other related inquiries, please write to the above address or caregistryinfo@computershare.com

AUDITORS

Ernst & Young, LLP, Toronto, Ontario

SHAREHOLDER INFORMATION

For annual and quarterly reports, news releases and other investor information, please contact:

HEMOSOL INVESTOR RELATIONS

Telephone: 416-361-1331
Toll Free: 800-789-3419
Fax: 416-815-0080
Email: ir@hemosol.com
www.hemosol.com

Certain statements in this Interim Report concerning Hemosol's future prospects constitute "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

HEMOSOL INC.

2585 Meadowpine Blvd.
Mississauga, Ontario
Canada L5N 8H9
Tel: (905) 286-6200
www.hemosol.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMOSOL INC.

Date: August 29, 2002

By: ______________________
Name: Lee D. Hartwell
Title: Chief Financial Officer and Vice-President Corporate Development